
RECEIVED
FEB 28 2006
192
SEC MAIL PROCESSING SECTION
WASH, D.C.

SECUR  ION

06003121

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 65800

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hall and Romkema Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3495 Coolidge
(No. and Street)

East Lansing (City) Michigan (State) 48823 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joe Alan Romkema (517) 337-8900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Meyaard Tolman Venlet p.c.
(Name – *if individual, state last, first, middle name*)

16 E. Main Avenue (Address) Zeeland (City) Michigan (State) 49464 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 14 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joe Alan Romkema, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hall and Romkema Financial Services, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Joe Alan Romkema General Principal

Title



Notary Public

PAMELA J. MUENCHEN
Notary Public, Ingham Co., MI
My Comm. Expires Dec. 26, 2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HALL & ROMKEMA FINANCIAL SERVICES, L.L.C.

SEC FILE NUMBER: 8-65800

FIRM ID: 124609

FINANCIAL STATEMENTS

**YEARS ENDED DECEMBER 31, 2005
AND 2004**

MEYAARD TOLMAN & VENLET p.c.
Certified Public Accountants
Zeeland, Michigan

TABLE OF CONTENTS

Meyaard Tolman
Venlet p.c.
CERTIFIED PUBLIC ACCOUNTANTS

GLENN MEYAARD, CPA
JAYNE E. VENLET, CPA
CHARLES D. OLSZEWSKI, CPA
JERRY L. BROEKHUIS, CPA, MST

KENNETH TOLMAN, CPA (1959-2003)

INDEPENDENT AUDITOR'S REPORT

To the Members
Hall & Romkema Financial Services, L.L.C.
East Lansing, Michigan

We have audited the accompanying statements of financial condition of Hall & Romkema Financial Services, L.L.C. as of December 31, 2005 and 2004, and the related statements of income, changes in members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial condition of Hall & Romkema Financial Services, L.L.C. as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computations of net capital, basic net capital requirement and aggregate indebtedness as of December 31, 2005, on pages 6 and 7, are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such computations have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Meyaard Tolman & Venlet p.c.

Meyaard Tolman & Venlet p.c.
Certified Public Accountants
February 21, 2006

16 E. MAIN AVENUE / P.O. BOX 320 / ZEELAND, MI 49464
PHONE (616) 772-1901 / FAX (616) 772-0048 / 1-800-320-6271

HALL & ROMKEMA FINANCIAL SERVICES, L.L.C.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS	2005	2004
CURRENT:		
Cash - operating	$ 979	$ 9,575
Accounts receivable	30,765	11,704
Receivable from member	4,000	4,000
Prepaid expenses	3,825	3,730
Total Current Assets	39,569	29,009
OTHER:		
Clearing account deposit	24,296	14,980
TOTAL ASSETS	$ 63,865	$ 43,989

LIABILITIES AND MEMBERS' EQUITY	2005	2004
CURRENT LIABILITIES:		
Accounts payable	$ 8,813	$ 4,976
Total Current Liabilities	8,813	4,976
MEMBERS' EQUITY	55,052	39,013
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 63,865	$ 43,989

See notes to financial statements.

HALL & ROMKEMA FINANCIAL SERVICES, L.L.C.
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
YEARS ENDED DECEMBER 31,

	2005	2004
Beginning balance	$ 39,013	$ 12,461
Net loss	(5,361)	(63,548)
Member capital contributions	21,400	90,100
Ending balance	$ 55,052	$ 39,013

See notes to financial statements.

HALL & ROMKEMA FINANCIAL SERVICES, L.L.C.
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31,

	2005	2004
REVENUES:		
Advisory fees	$ 88,423	$ 19,610
Commissions	7,023	20,094
Other	4,658	2,053
Total Revenues	100,104	41,757
GENERAL AND ADMINISTRATIVE EXPENSES:		
Professional services	55,578	38,899
Consulting services	15,728	20,133
Clearing charges	14,105	21,660
Professional fees and licenses	6,155	4,864
Office supplies and expense	6,192	5,157
Online service	5,104	3,390
Continuing education	1,107	-
Publications / informational materials	884	1,334
Travel and entertainment	533	268
Miscellaneous	461	927
Fidelity bond	369	369
Marketing costs	-	8,068
Printing	-	292
Total General and Administrative Expenses	106,216	105,361
Operating Loss	(6,112)	(63,604)
OTHER INCOME (EXPENSE):		
Interest income	751	56
NET LOSS	$ (5,361)	$ (63,548)

See notes to financial statements.

HALL & ROMKEMA FINANCIAL SERVICES, L.L.C.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31,

CASH FLOWS FROM OPERATING ACTIVITIES:	2005	2004
Net loss	$ (5,361)	$ (63,548)
(Increase) decrease in:		
Receivables	(19,061)	(15,704)
Prepaid expenses	(95)	(374)
Other current assets	-	6
Increase (decrease) in:		
Accounts payable	3,837	4,976
Net Cash Provided (Used) by Operating Activities	(20,680)	(74,644)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Change in clearing account deposit	(9,316)	21
Net Cash Provided (Used) by Investing Activities	(9,316)	21
CASH FLOWS FROM FINANCING ACTIVITIES:		
Members' capital contributions	21,400	90,100
Loans (repayments)	-	(15,888)
Net Cash Provided (Used) by Financing Activities	21,400	74,212
Net increase (decrease) in cash	(8,596)	(411)
Cash, beginning	9,575	9,986
Cash, ending	$ 979	$ 9,575

See notes to financial statements.

HALL & ROMKEMA FINANCIAL SERVICES, L.L.C.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2005

Total members' equity from statement of financial condition	$	55,052
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		55,052
Additions		-
Total capital and allowable subordinated liabilities		55,052
Deductions - nonallowable assets from statement of financial condition:		
Accounts receivable		(30,765)
Receivable from member		(4,000)
Prepaid expenses		(3,825)
Net capital before haircuts on securities positions		16,462
Haircuts on securities		(486)
Net capital	$	15,976

There are no material differences between above computation and the Company's computation as reported on Part II of Form X-17A-5.

See notes to financial statements.

HALL & ROMKEMA FINANCIAL SERVICES, L.L.C.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
DECEMBER 31, 2005

Minimum net capital required:				
Total aggregate indebtedness	$	8,813		
Applicable percentage		6.67%		
		588		
Minimum dollar net capital requirement		5,000		
Net capital requirement			$	5,000
Excess net capital (net capital less net capital requirement)				10,976
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)				15,095
120% of required net capital				6,000
Net capital in excess of 120% of required net capital				9,976

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$	8,813
Additions		-
Total aggregate indebtedness	$	8,813
Percentage of aggregate indebtedness to net capital		55%

See notes to financial statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies that affect the more significant elements of the Company's financial statements are summarized below:

NATURE OF OPERATIONS - The Company was formed as a limited liability corporation (LLC) in East Lansing, Michigan during 2002. During 2003, the Company registered as a limited corporate securities broker-dealer firm with the National Association of Securities Dealers (NASD), the Securities and Exchange Commission (SEC) and various states within the United States.

The Company operates as an introducing broker on a fully disclosed basis, and forwards all transactions to its clearing broker. Accordingly, the Company operates under the exemptive provisions of the SEC Rule 15c3-3(k)(2)(ii).

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

CASH - For purposes of the statements of cash flows, cash consists of amounts on deposit in a checking account.

CLEARING ACCOUNT DEPOSIT

The Company utilizes the services of a New York Stock Exchange member to act as their clearing agent for all customer security transactions. As security for this contractual relationship, the Company was required to deposit $15,000 with the clearing agent.

INCOME TAX

The Company has elected to be treated as a limited liability company (LLC) for tax purposes. Income taxes on the income of an LLC are the responsibility of the members of the Company. Therefore, no provision for federal income tax is recorded in the financial statements.

RELATED PARTY TRANSACTIONS

Three members, who collectively own 80% of the Company, are also owners of Hall & Romkema, a Certified Public Accounting Firm (the accounting firm). The Company shares office space with the accounting firm. A total of $4,800 was paid by the Company to the accounting firm for office usage and occupancy expenses for each of the years ended December 31, 2005 and 2004.

The Company paid the accounting firm $52,077 and $35,309 for professional advisory and accounting fees during the years ended December 31, 2005 and 2004, respectively. The Company also paid the accounting firm $8,068 for marketing expenses during the year ended December 31, 2004.